ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Monday, October 23, 2006, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: Pink Sheets

ACREX ANNOUNCES PROGRESS ON

SPANISH MOUNTAIN DRILL PROGRAM

Acrex Ventures Ltd. (“Acrex”) is pleased to announce that diamond drilling is progressing on its optioned Spanish Mountain property, located near Likely, BC.  The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Ventures Ltd. and Wild Rose Resources Ltd., Spanish Mountain, joint venture gold project.

The Skygold Ventures Ltd. and Wildrose Resources Ltd. joint venture Spanish Mountain property has been described as a Sediment Hosted Vein deposit (hosting significant bulk mine-able zones of gold mineralization).  Grades of 1.5 g/t gold to 2.5 g/t gold over widths of 50 metres to over 100 metres have been reported by the joint venture.

Acrex initiated diamond drilling on its Spanish Mountain property on September 1, 2006.  Drilling was designed to test zones of elevated gold in soil that were defined by grid sampling within the Hepburn Lake grid (see news release dated July 20,2006).  A total of 8 diamond drill holes were completed within the grid area.  The bedrock intersected in these drill holes indicates that the geologic trend continues to the west from the Skygold-Wildrose joint venture property.  Acrex is currently waiting for final assay results from samples sent to Acme Laboratories in Vancouver, BC from the initial 8 diamond drill holes.

Continued drilling is designed to test a broad zone of argillaceous mudstones in contact with siltstones to the north of the initial 8 diamond drill holes (06SpM-01 to 06SpM–08).  Interpretation of drill core extracted from drill holes 06SpM-09 and -10 indicates that this zone hosts elevated levels of pyrite and quartz veining, with geology similar to that described by P. Klipfel whom is a recognized authority on Sediment Hosted Vein deposits, as having the potential to host Sediment Hosted Vein gold deposits, including numerous shear zones with associated hydrothermal alterations.

Sediment Hosted Vein deposits have been described by Paul Klipfel, Ph.D. of Mineral Resources Services Inc. on the Skygold Ventures Ltd website.  These type of deposits are hosted in extensive belts of shale and siltstone sedimentary rocks.  One attractive characteristic of Sediment Hosted Vein deposits from the mining standpoint is that they can be gold-only systems with simple metallurgy.

Acrex is currently extending the drill program to the north and west to more thoroughly test the favourable geologic units intersected in drill holes 06SpM-09 and 10.  Drill holes 06SpM-11 and –12, once completed, will test a strike length of 300 metres.  An additional 3 diamond drill holes are planned for completion in November, 2006, to test the zone to the north and south of the area tested in holes –09 to –12.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.